LEONARD, STREET AND DEINARD
150 South Fifth Street
Minneapolis, MN 55402

May 4, 2005

Ms. Kathryn Jacobson, Staff Accountant
Mail Stop 0407
Securities and Exchange Commission
Station Place
Washington, D.C.

Re:	LodgeNet Entertainment Corporation (“LodgeNet”) File No. 0-22334

Dear Ms. Jacobson:

LodgeNet received a letter from the Accounting Staff of the Commission, dated May 3, 2005, regarding certain of its financial disclosures. The Staff has requested a reply by May 13, 2005. As we discussed on the telephone today, LodgeNet is in the process of preparing for its Annual Meeting of Shareholders, to be held May 11, 2005, and the meetings of its Board of Directors and the Board committees – namely, the Audit Committee, the Governance Committee and the Compensation Committee – to be held in connection therewith.

Accordingly, on behalf of LodgeNet, we respectfully request that LodgeNet be granted permission to respond to the Staff’s letter by no later than Friday, May 27, 2005.

Your consideration of this request is greatly appreciated. Please do not hesitate to call me, at 612-335-1517, if you have any questions regarding this matter.

Very truly yours, Leonard Street and Deinard
by:	/s/ Mark S. Weitz
Mark S. Weitz

cc:	Gary Ritondaro Daniel Johnson